2/28/07



07000973

[C]OMMISSION
[05]49

PB 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10/14

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. HERZIG & CO., INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010 (ASP)

Arthur S. Pesner

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITOR'S REPORT

Officers and Stockholders
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not find any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The above firm claims specific exemptions from Rule 15C3-3 of the Securities and Exchange Commission.

We have reviewed the necessary records and have determined that the firm is in compliance with the exemption provision of 15c3-3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ERE LLP

New York, NY
February 19, 2007

STATE OF NEW YORK)
)ss.:
COUNTY OF NEW YORK)

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2006 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

Thomas Herzig (L.S.)

Sworn to before me this

27th day of February 2007

Arthur S. Pesner
NOTARY PUBLIC

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER
P. R. HERZIG & CO., INC. [13]

SEC FILE NO.
8-22589 [14]

FIRM I.D. NO.
13-2919194 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] NY [22] 11577 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/06 [24]

AND ENDING (MM/DD/YY)
12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR PESNER [30]

(Area Code) — Telephone No.
516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 20 07
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ____________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets:	
Cash	$ 445,267
Securities - at market	3,916,843
Deposits	73,675
Loans receivable - officer	25,000
Prepaid expenses	117
Property and equipment, net of accumulated depreciation of $30,969	29,059
Total Assets	**$ 4,489,961**
Liabilities and Shareholders' Equity:	
Liabilities:	
Due to broker	$ 814,334
Accounts payable and accrued expenses	94,782
Due to estate of former shareholder	51,254
Deferred income taxes	219,000
Total Liabilities	1,179,370
Shareholders' Equity:	
Common stock, authorized 500 shares no par value; issued and outstanding 200 shares	100,000
Retained earnings	3,210,591
Total Shareholders' Equity	3,310,591
Total Liabilities and Shareholders' Equity	**$ 4,489,961**

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization
P.R. Herzig & Co., Inc. ("the Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASD. The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

Investments and Security Transactions
Investments are classified as trading securities and are valued at market value. Security transactions are recorded on a trade date basis. The Company buys securities on margin. At December 31, 2006 the amount due to the broker was $814,334.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents
For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue Recognition
Commission income is recorded on a settlement date basis.

Income Taxes
The Corporation is subject to taxation as a regular corporation for federal and state purposes. At December 31, 2006, the Corporation had a net operating loss carryover of approximately $18,000, which may be used to offset future taxable income. The loss carryover expires at various dates through December 31, 2023.

Income taxes are accounted for by the asset/liability approach in accordance with FAS-109(Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

2. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following at December 31,

	2006	Estimated Useful Life
Furniture and equipment	$ 29,322	5-7
Leasehold improvement	30,706	39
	60,028	
Less: accumulated depreciation and amortization	(30,969)	
	$ 29,059	

Depreciation is calculated on the straight line basis over the estimated useful life of the assets. Depreciation and amortization expense for the year ended December 31, 2006 was $3,064.

3. COMMITMENTS AND CONTINGENCIES:

Leases
Effective February 1, 2002, the Company entered into a lease for space in Roslyn Heights, New York. The terms of the agreement call for a 5 year period ending January 31, 2007. In December 2006, the Company exercised its option to extend the lease for an additional three year period expiring January 31, 2010. The future minimum lease payments are as follows:

For the Year Ending December 31,	
2007	$ 120,393
2008	124,556
2009	129,543
2010	10,830
	$ 385,322

The rent expense for 2006 was $125,030.
The above is subject to escalation due to increases in real estate taxes.

Profit Sharing Plan:
The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2006, a 12% contribution was accrued for qualified employees in the amount of $66,778. During 2006, a payment of $52,837 was made representing the contribution payable at December 31, 2005.

4. SECURITIES:

Securities at December 31, are as follows:

		2006
Equity securities, at cost	$	3,162,573
Net unrealized gain (loss)		754,270
Fair market value	$	3,916,843

5. LOAN RECEIVABLE - OFFICER:

As of December 31, 2006, $25,000 was owed to the Company by an officer. Interest is being charged at 2% a year.

6. DUE TO ESTATE OF FORMER SHAREHOLDER:

Upon the death of an officer in February 2004, the liability due to him was passed on to his estate.

7. CONCENTRATION OF CREDIT RISK:

The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $100,000 per bank. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

8. INCOME TAXES:

The provisions for income taxes for 2006 consist of the following:

Current Federal	$	0
Current State and Local		941
Deferred Expense		219,000
	$	219,941

The tax effect of temporary differences that represent the current deferred tax liability consist of the unrealized gain on the marking to market of the securities owned.

END